UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
Amendment No. 4

INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.
(Name of the Issuer)

International Lottery & Totalizator Systems, Inc.
Delaware International Lottery & Totalizator Systems, Inc.
Berjaya Lottery Management (H.K.) Limited
Chan Kien Sing
Ooi Lee Meng
Rayvin Yeong Sheik Tan
(Name of Persons Filing Statement)

Common stock, no par value per share
(Title of Class of Securities)

459824-20-7
(CUSIP Number of Class of Securities)

International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, California 92081-8346
Attention: Jeffrey M. Johnson
(760) 598-1655
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copy to:

Paul D. Broude, Esq.
Peter D. Fetzer, Esq.
Corey J. Sheahan, Esq.
Foley & Lardner LLP
111 Huntington Avenue
Boston, Massachusetts 02199-7610
(617) 342-4000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,944,517.06	$636.85

* Estimated maximum price to be paid in lieu of fractional share interests to persons holding less than one whole share of common stock after the consummation of the proposed reverse stock split.

** Determined pursuant to Rule 0-11(b)(1) as $4,944,517.06 multiplied by 0.0001288.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$636.85	Filing Party:	International Lottery & Totalizator Systems, Inc.

Form or Registration No.:	005-54291	Date Filed:	January 31, 2014

INTRODUCTION

This Amendment No. 4 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on January 31, 2014 and amended by Amendment No. 1 filed on March 25, 2014, Amendment No. 2 filed on October 24, 2014 and Amendment No. 3 filed on November 21, 2014 (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) by International Lottery & Totalizator Systems, Inc., a Delaware corporation (the “Company”) and the other parties named on the cover page thereof, in connection with a proposed transaction to deregister the Company’s shares of common stock under the federal securities laws. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement solely to report the results of the Rule 13e-3 transaction described below. Except as set forth in this Amendment No. 4, all information in this Transaction Statement remains unchanged.

On December 9, 2014, the Company filed with the SEC a definitive information statement on Schedule 14C, pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the reincorporation of International Lottery & Totalizator Systems, Inc., a California corporation (“ILTS California”), from California to Delaware by means of a merger with and into the Company (the “Reincorporation”), followed by a 9,245,317-for-1 reverse stock split (the “Reverse Stock Split”). The Reincorporation and the Reverse Stock Split were approved and adopted by Berjaya Lottery Management (H.K.) Limited (“Berjaya”), the holder of 9,245,317 shares of the common stock of ILTS California, representing 71.3% of the outstanding shares, by written consent on January 9, 2014.

The Reincorporation was effected pursuant to that certain Agreement and Plan of Merger, dated as of January 8, 2014 (the “Merger Agreement”). A Certificate of Merger was filed with the Secretary of State of the State of California and the Secretary of State of the State of Delaware on December 30, 2014. On the effective date of the merger, the issued and outstanding shares of common stock, without par value, of ILTS California automatically converted into shares of the common stock, par value $0.01 per share, of ILTS Delaware on a one-for-one basis, and ILTS Delaware succeeded to all the assets, rights, powers, property, debts, liabilities and obligations of ILTS California. The shareholders of ILTS California were not required to surrender their certificates for the common stock of ILTS California, but may, at their option, surrender such certificates and receive certificates of ILTS Delaware common stock. The merger did not result in any change in the business, management, location of the principal executive offices, assets or liabilities of ILTS California. As a result of the merger, ILTS Delaware became the successor corporation to ILTS California under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its common stock and succeeded to ILTS California’s reporting obligations thereunder. Pursuant to Rule 12g-3 promulgated under the Exchange Act, the common stock of ILTS Delaware is deemed to be registered under Section 12(g) of the Exchange Act.

In addition, on December 31, 2014, the Company’s Certificate of Amendment to its Certificate of Incorporation, which was filed with the Secretary of State of the State of Delaware, became effective and pursuant to the Reverse Stock Split each 9,245,317 issued and outstanding shares of common stock prior to the Reverse Stock Split were automatically and without any action on the part of the respective holders thereof combined and converted into one (1) share of common stock. Berjaya thus remains as the sole stockholder of the Company following the Reverse Stock Split and each stockholder holding less than one (1) whole share of common stock following the Reverse Stock Split will be paid $1.33 in cash per pre-Reverse Stock Split shares of common stock in lieu of fractional share interests.

The Certificate of Amendment is intended to enable the Company to reduce its “record holders” (as defined by Rule 12g5-1 of the Exchange Act) below 300, thereby allowing it to file a Form 15, to cease its periodic reporting obligations under the Exchange Act and forego many of the expenses associated with operating as a public company subject to the reporting obligations of the Securities and Exchange Commission.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2015

INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

By:	/s/ Siaw Peng Low
Name: Siaw Peng Low
Title: Corporate Secretary

DELAWARE INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

By:	/s/ Siaw Peng Low
Name: Siaw Peng Low
Title: Corporate Secretary

BERJAYA LOTTERY MANAGEMENT (H.K.) LIMITED

By:	/s/ Chan Kien Sing
Name: Chan Kien Sing
Title: Director

/s/ Chan Kien Sing
Chan Kien Sing

/s/ Ooi Lee Meng
Ooi Lee Meng

/s/ Rayvin Yeong Sheik Tan
Rayvin Yeong Sheik Tan